December 9, 2015

via edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Planters Holding Company
Offering Statement on Form 1-A

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on December 7, 2015, in which we requested the acceleration of the effective date of the above-referenced Offering Statement for Wednesday, December 9 at 9:00 o’clock a.m., Eastern Time, or as soon thereafter as practicable. We are no longer requesting that such Offering Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Should you have any questions, please contact Neal Wise of Jones Walker LLP at 601.949.4631.

Very truly yours,

Planters Holding Company

/s/ James H. Clayton

James H. Clayton
Vice Chairman and Chief Executive Officer

cc:	Michael R. Clampitt, U.S. Securities and Exchange Commission
Eric Envall, U.S. Securities and Exchange Commission